SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 1, 2003
(Date of earliest event reported)

PAYCHEX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-11330	16-1124166
(State of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK	14625-0397
(Address of principal executive offices)	(Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

1

ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated April 1, 2003, which announced that the Company has completed the acquisition of InterPay, Inc., is furnished (not filed) as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAYCHEX, INC.

Date: April 1, 2003   /s/ B. Thomas Golisano

                                                                B. Thomas Golisano
                                                                Chairman, President and
                                                                Chief Executive Officer

Date: April 1, 2003   /s/ John M. Morphy

                                                                John M. Morphy
                                                                Senior Vice President, Chief
                                                                Financial Officer and
                                                                Secretary

EXHIBIT INDEX

Exhibit 99.1 Press Release of Paychex, Inc. Dated April 1, 2003